# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Elastic N.V., CIK 0001707753
CUSIP: N14506104
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 33 NEW MONTGOMERY ST., 9TH FLOOR, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu Cornu, 60 ROUTE DE ACACIAS, GENEVA 73, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 5,429,533; shared voting power 0; sole dispositive power 5,445,175; shared dispositive power 0; aggregate amount beneficially owned 5,445,175 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Elastic N.V.
Address of issuer's principal executive offices: 33 NEW MONTGOMERY ST., 9TH FLOOR, SAN FRANCISCO, California (CA), 94105

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the shares of common stock of Elastic NV on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately 412,511,243. The source of the funds comes from our institutional clients' assets.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Elastic NV as part of its investment strategy, which includes considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 5,445,175 shares of common stock of Elastic NV, representing approximately 5.18% of the class of Securities outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote 5,429,533 shares of common stock of Elastic NV.
Transactions in the class effected during the past sixty days:
Trade Date Type Quantity Price Exchange
10/05/2026 BUY 6790 94.23 The New York Stock Exchange
10/05/2026 BUY 9800 92.25 The New York Stock Exchange
10/05/2026 BUY 816 94.23 The New York Stock Exchange
10/05/2026 BUY 1184 92.25 The New York Stock Exchange
10/05/2026 BUY 88984 94.23 The New York Stock Exchange
10/05/2026 BUY 129016 92.25 The New York Stock Exchange
10/02/2026 SELL 599 93.94 The New York Stock Exchange
10/02/2026 SELL 3921 93.94 The New York Stock Exchange
10/02/2026 SELL 582 92.58 The New York Stock Exchange
09/30/2026 BUY 207 91.70 The New York Stock Exchange
09/30/2026 SELL 34 91.70 The New York Stock Exchange
09/29/2026 BUY 55 88.80 The New York Stock Exchange
09/28/2026 BUY 657 86.54 The New York Stock Exchange
09/22/2026 SELL 38 89.22 The New York Stock Exchange
09/21/2026 SELL 210 89.38 The New York Stock Exchange
09/18/2026 SELL 194 86.96 The New York Stock Exchange
09/18/2026 SELL 629 86.96 The New York Stock Exchange
09/18/2026 SELL 7258 87.86 The New York Stock Exchange
09/18/2026 SELL 229 86.96 The New York Stock Exchange
09/18/2026 SELL 431 86.96 The New York Stock Exchange
09/15/2026 BUY 15 85.16 The New York Stock Exchange
09/14/2026 SELL 616 85.11 The New York Stock Exchange
09/11/2026 BUY 146 83.39 The New York Stock Exchange
09/09/2026 SELL 1922 88.39 The New York Stock Exchange
09/08/2026 SELL 7995 89.37 The New York Stock Exchange
09/08/2026 BUY 19799 88.42 The New York Stock Exchange
09/08/2026 SELL 32570 88.86 The New York Stock Exchange
09/04/2026 SELL 4833 95.14 The New York Stock Exchange
09/01/2026 BUY 7258 92.39 The New York Stock Exchange
09/01/2026 BUY 1313 95.51 The New York Stock Exchange
09/01/2026 SELL 1758 95.51 The New York Stock Exchange
09/01/2026 SELL 22444 93.65 The New York Stock Exchange
08/31/2026 BUY 473 97.55 The New York Stock Exchange
08/31/2026 BUY 222 97.55 The New York Stock Exchange
08/31/2026 BUY 38 97.55 The New York Stock Exchange
08/31/2026 BUY 13774 98.50 The New York Stock Exchange
08/28/2026 BUY 47010 105.10 The New York Stock Exchange
08/28/2026 BUY 20343 105.10 The New York Stock Exchange
08/28/2026 SELL 279279 99.21 The New York Stock Exchange
08/28/2026 BUY 201 99.91 The New York Stock Exchange
08/28/2026 SELL 2369 99.21 The New York Stock Exchange
08/28/2026 BUY 568 99.91 The New York Stock Exchange
08/26/2026 BUY 8915 79.98 The New York Stock Exchange
08/26/2026 BUY 4530 80.45 The New York Stock Exchange
08/26/2026 BUY 29512 79.69 The New York Stock Exchange
08/26/2026 BUY 10470 80.45 The New York Stock Exchange
08/26/2026 BUY 20604 79.98 The New York Stock Exchange
08/26/2026 BUY 12772 79.69 The New York Stock Exchange
08/25/2026 SELL 16976 82.48 The New York Stock Exchange
08/21/2026 SELL 105 85.91 The New York Stock Exchange
08/20/2026 BUY 916 85.90 The New York Stock Exchange
08/19/2026 SELL 150728 85.96 The New York Stock Exchange
08/19/2026 SELL 1430 85.96 The New York Stock Exchange
08/19/2026 BUY 15063 86.04 The New York Stock Exchange
08/18/2026 BUY 76 85.01 The New York Stock Exchange
08/17/2026 BUY 1044 86.68 The New York Stock Exchange
08/17/2026 SELL 16465 83.44 The New York Stock Exchange
08/14/2026 BUY 8424 86.12 The New York Stock Exchange
08/14/2026 BUY 42422 86.12 The New York Stock Exchange
08/07/2026 SELL 173 75.11 The New York Stock Exchange
08/06/2026 SELL 9704 67.37 The New York Stock Exchange
08/05/2026 BUY 728 69.72 The New York Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Elastic NV, other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Elastic NV is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Elastic NV, other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine Valtanen, Global Head of Compliance (10/06/2026)